SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 13)

                   Under the Securities Exchange Act of 1934*

                             Nabi Biopharmaceuticals
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629519109
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                November 23, 2009
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 629519109                                           Page 2 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    6,890,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,890,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,890,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 629519109                                           Page 3 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point Offshore Master Fund, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,428,500
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,428,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,428,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 629519109                                           Page 4 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Third Point Advisors II L.L.C.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    4,428,500
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,428,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,428,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 629519109                                           Page 5 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    6,890,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                6,890,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,890,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



--------------------------------                              ------------------
CUSIP No. 629519109                                           Page 6 of 12 Pages
--------------------------------                              ------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Jason Aryeh
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    859,465
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                859,465
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            859,465
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 13 (this "Amendment No. 13") is being filed with respect to the common stock, par value $0.10 per share (the "Common Stock"), of Nabi Biopharmaceuticals, a Delaware corporation (the "Company"), to amend the
Schedule 13D filed on April 17, 2006 (as amended by Amendment No. 1 thereto filed on April 27, 2006, Amendment No. 2 thereto filed on June 15, 2006, Amendment No. 3 thereto filed on August 16, 2006, Amendment No. 4 thereto filed on September 5, 2006, Amendment No. 5 thereto filed on September 14, 2006, Amendment No. 6 thereto filed on September 26, 2006, Amendment No. 7 thereto filed on October 4, 2006, Amendment No. 8 thereto filed on October 16, 2006, Amendment No. 9 thereto filed on October 30, 2006, Amendment No. 10 thereto filed on November 13, 2006, Amendment No. 11 thereto filed on May 11, 2007, Amendment No. 12 thereto filed on January 6, 2009 and this Amendment No. 13, the "Schedule 13D"). This Amendment No. 13 is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual ("Mr. Loeb"), Third Point Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Offshore Master Fund"), and Third Point Advisors II L.L.C., a Delaware limited liability company ("Advisors II" and together with the Management Company, Mr. Loeb, the Offshore Master Fund, the "Third Point Reporting Persons"), and Jason Aryeh, an individual ("Mr. Aryeh" and, together with the Third Point Reporting Persons, the "Reporting Persons").

     This Amendment No. 13 is being filed to disclose that Mr. Aryeh is no longer a joint filer of the Schedule 13D with the Third Point Reporting Persons.

     The Offshore Master Fund directly owns Common Stock. Advisors II is the general partner of the Offshore Master Fund and as such may be deemed to have beneficial ownership over the Common Stock owned by the Offshore Master Fund. The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, including the Offshore Master Fund, the "Funds"). The Funds directly own the Common Stock to which this
Schedule 13D relates, and Mr. Loeb and the Management Company may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Mr. Aryeh may be deemed to have beneficial ownership of (i) shares that may be acquired upon exercise of options held directly by him and (ii) the shares of Common Stock directly owned (or acquirable upon the exercise of options to purchase Common Stock) by JALAA Equities, LP ("JALAA"), JLV Investments, LP, the Jason Aryeh Trust, the Jason Aryeh 2003 Family Trust, the Jason Aryeh IRA, and Ann Schroeder (collectively, the "Aryeh Entities") by virtue of his ability to vote and/or to dispose of the securities held by the Aryeh Entities, including the Common Stock.

Item 4.        Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     As a result of the determination in October 2006 to work together in connection with a proposed consent solicitation, the Management Company and Mr. Loeb, on the one hand, and Mr. Aryeh, on the other hand, may have been deemed to be acting as a "group" with respect to the Common Stock within the meaning of
Section 13(d)(3) of the Act and Rule 13d-5 thereunder. Accordingly, the Reporting Persons at that time determined to file the Schedule 13D jointly. Subsequent to implementation of the Settlement Agreement and the Aryeh Agreement, the Management Company and Mr. Loeb, on the one hand, and Mr. Aryeh, on the other hand, ceased to act together with respect to the acquiring, holding, voting or disposing of the Common Stock and therefore are not, and for some time have not been, acting together as a "group" with respect to the Common Stock.

Item 5.        Interest in Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

     As of the date of this Schedule 13D, the Management Company and Mr. Loeb beneficially own 6,890,000 shares of Common Stock (the "Third Point Shares"). The Third Point Shares represent 13.6% of the Common Stock, based upon the 50,761,150 shares of Common Stock outstanding as of October 30, 2009, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2009 (the "Reported Share Number"). Except as stated otherwise, the percentages used herein and in the rest of this Schedule 13D are calculated based upon the Reported Share Number.

     As of the date of this Schedule 13D, the Offshore Master Fund directly beneficially owns 4,428,500 shares of Common Stock, representing 8.7% of the outstanding shares of Common Stock and Advisors II, as general partner of the Offshore Master Fund, beneficially owns 4,428,500 shares of Common Stock, representing 8.7% of the outstanding shares of Common Stock. None of the other individual Funds beneficially owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

     As of the date hereof, Mr. Aryeh beneficially owns 859,465 shares of Common Stock, consisting of 791,465 shares of Common Stock currently beneficially owned by Mr. Aryeh (the "Aryeh Shares") and 68,000 shares of Common Stock acquirable within 60 days of this Schedule 13D upon exercise of options granted by the Company to and currently held by Mr. Aryeh in connection with his service as a member of the board of directors of the Company (the "Aryeh Options"). The Aryeh Shares and Aryeh Options together represent 1.7% of the outstanding Common Stock, based upon (i) the Reported Share Number and (ii) the 68,000 shares of Common Stock issuable upon the exercise of the Aryeh Options.

     Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

     The Management Company and Mr. Loeb share voting and dispositive power over the 6,890,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb, the Offshore Master Fund and Advisors II share voting power and dispositive power over the 4,428,500 shares of Common Stock held directly by the Offshore Master Fund. Mr. Aryeh and the Aryeh Entities share voting power and dispositive power over the 859,465 shares of Common Stock beneficially owned by Mr. Aryeh.

     Item 5(c) of the Schedule 13D is hereby amended by adding the following thereto:

     On November 16, 2009, Mr. Aryeh and the Aryeh Entities sold an aggregate of 255,276 shares of Common Stock at a weighted average price of $4.51005 per share (with prices ranging from $4.49 per share to $4.63 per share).

     On November 17, 2009, Mr. Aryeh and the Aryeh Entities sold an aggregate of 185,909 shares of Common Stock at a weighted average price of $5.06664 per share (with prices ranging from $4.64 per share to $5.25 per share).

     Mr. Aryeh and the Aryeh Entities undertake to provide upon request by the Securities and Exchange Commission staff, the Company, or a security holder of the Company, full information regarding the number of shares sold at each separate price.

     All of the transactions described in this Item 5(c) were effected by open market transactions in the NASDAQ Global Market. Except as set forth herein, during the past 60 days, there were no transactions in the Common Stock effected by any of the Reporting Persons, nor, in the case of the Management Company and JALAA, to the best of their knowledge, any of their directors, executive officers, general partners or members, as applicable.

     Item 5(d) of the Schedule 13D is hereby amended and restated as follows:

     Other than the Funds which directly hold the Third Point Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Third Point Shares. Other than the Aryeh Entities which directly hold the Aryeh Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Aryeh Shares.

     Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

     Mr. Aryeh ceased to be the beneficial owner of more than five percent of the Common Stock as of the time he may be deemed to have ceased to be a member of a "group" with the Third Point Reporting Persons with respect to the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding the following thereto:

     In connection with his service as a member of the board of directors of the Company, on May 22, 2009, Mr. Aryeh was granted additional options in connection with his service as a member of the board of directors of the Company, which he currently holds, and pursuant to which he can purchase 20,000 shares of Common Stock at a price of $2.66 per share. Such options became or will become exercisable in four equal installments on August 22, 2009, November 22, 2009, February 22, 2010, and May 22, 2010 and expire on May 22, 2016.

Item 7.   Material to be Filed as Exhibits

99.4 Joint Filing Agreement, dated as of November 23, 2009, by and among Third Point LLC, Daniel S. Loeb, Third Point Offshore Master Fund, L.P., and Third Point Advisors II L.L.C.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 23, 2009

                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact


                                   DANIEL S. LOEB


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact


                                   THIRD POINT OFFSHORE MASTER FUND, L.P.

                                   By:  Third Point Advisors II L.L.C.,
                                        its general partner
                                   By:  Daniel S. Loeb, Managing Director


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact


                                   THIRD POINT ADVISORS II L.L.C.

                                   By:  Daniel S. Loeb, Managing Director


                                   By: /s/ William Song
                                       -----------------------------------------
                                       Name:   William Song
                                       Title:  Attorney-in-Fact


               [SIGNATURE PAGE TO AMENDMENT NO. 13 TO SCHEDULE 13D
                    WITH RESPECT TO NABI BIOPHARMACEUTICALS]

                                   /s/ Jason Aryeh
                                   ---------------------------------------------
                                   Jason Aryeh


               [SIGNATURE PAGE TO AMENDMENT NO. 13 TO SCHEDULE 13D
                    WITH RESPECT TO NABI BIOPHARMACEUTICALS]